

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

Michael Tardugno
President and Chief Executive Officer
Celsion Corporation
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

> **Re: Celsion Corporation**
> **Registration Statement on Form S-3**
> **Filed March 19, 2021**
> **File No. 333-254515**

Dear Mr. Tardugno:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Canner, Esq.